EXHIBIT 99.1

Brookfield Business Partners Completes Unit Split and Creation of Brookfield Business Corporation

BROOKFIELD, NEWS, March 15, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (“Brookfield Business Partners” or “BBU”) (NYSE: BBU; TSX: BBU.UN) and Brookfield Business Corporation (“BBUC”) (NYSE, TSX: BBUC) today announced the completion of the previously announced creation of BBUC. From an economic and accounting perspective, the special distribution was analogous to a unit split as it did not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the aggregate number of units/shares outstanding.

“We are pleased to complete the creation of Brookfield Business Corporation and support the continued growth of our business,” said Cyrus Madon, Chief Executive Officer of Brookfield Business Partners. “BBUC provides greater flexibility to invest in our business through a corporate structure and should enhance our index inclusion to further broaden our ownership base.”

Each holder of BBU’s limited partnership units (“BBU units”) of record on March 7, 2022 received one (1) class A exchangeable subordinate voting share (each a “Share”) of BBUC for every two (2) BBU units held. Brookfield Business Partners unitholders now own approximately 25,800,000 Shares, or 35.3% of Brookfield Business Corporation’s issued and outstanding Shares, with Brookfield Asset Management Inc. and its affiliates holding 64.7% of the remaining Shares. The Shares have commenced regular-way trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “BBUC”.

For beneficial unitholders who hold their BBU units in an account with a broker or other intermediary, their account will be automatically updated to reflect the receipt of the Shares.

BBU unitholders will receive a cash payment in lieu of any fractional interests in a Share. The five-day volume-weighted average trading price of the Shares immediately following the special distribution will be used to determine the value of any fractional interests in a Share.

As contemplated in BBUC’s final prospectuses filed with the U.S. Securities and Exchange Commission dated March 1, 2022 and the Ontario Securities Commission dated February 24, 2022, BBUC’s board of directors comprises the following nine directors: Jeffrey Blidner (Chair), John Lacey (Lead Independent) David Court, Stephen Girsky, David Hamill, Anne Ruth Herkes, Don Mackenzie, Michael Warren, and Patricia Zuccotti. For biographical information about BBUC’s directors, please refer to the section entitled “Governance” beginning on page 116 of the final U.S. prospectus and page 117 of the final Canadian prospectus.

Additional Information

Shareholders are encouraged to read the investor materials regarding Brookfield Business Corporation which are available on its website. Questions regarding the special distribution can be directed to bbu.enquiries@brookfield.com. Further details regarding the operations of Brookfield Business Corporation are set forth in its regulatory filings. Copies of Brookfield Business Corporation’s regulatory filings may be obtained through the website of the SEC at www.sec.gov and on Brookfield Business Corporation’s SEDAR profile at www.sedar.com.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from a strong competitive position and provide essential products and services.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $690 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more important information, please visit our website at https://bbu.brookfield.com.

For more information, please contact:

Media: Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Alan Fleming Tel: (416) 645-2736 Email: alan.fleming@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (collectively, “COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by various government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2020 and the other risks and factors that are described therein and that are described in the U.S. registration statement and final prospectus that have been filed in connection with the special distribution of Shares.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.